Filed by ActionPoint, Inc.

Filed pursuant to Rules 165 and 425 promulgated under the

Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-12 promulgated under the Securities Exchange Act of 1934, as amended.

Subject Company: Captiva Software Corporation

Commission File No.: 0-22292

On March 5, 2002 ActionPoint, Inc., a Delaware corporation, and Captiva Software Corporation, a California corporation, held an investor conference call during which the merger was discussed. The following is a transcribed text of the questions and answers discussion.

Forward Looking Statements

The following text of the questions and answers discussion of the conference call regarding the merger contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, particularly statements regarding the expectations, beliefs, plans, intentions and strategies of ActionPoint. Forward-looking statements relating to expectations about future events or results are based upon information available to ActionPoint as of today's date. ActionPoint assumes no obligation to update any of these statements. The forward-looking statements are not guarantees of the future performance of ActionPoint or the combined company and actual results may vary materially from the results and expectations discussed. For instance, while ActionPoint and Captiva have entered into a definitive merger agreement, there is no assurance that the parties will complete the transaction. In the event that the companies do not receive necessary shareholder approvals or fail to satisfy any other conditions for closing, the transaction will terminate. Additional risks and uncertainties related to the merger include, but are not limited to, conditions in the financial markets relevant to the proposed merger; the successful integration of the two businesses; timely development, production and acceptance of the products and services contemplated by the proposed merger; and each company's ability to compete in the highly competitive and rapidly changing markets. The revenues and earnings of ActionPoint and the combined company and their ability to achieve their planned business objectives will be subject to a number of factors that make estimation of future operating results uncertain. These factors include increased competition due to expanded product offerings; risks associated with new product strategies and the evolving and varying demand for software products; the ability of ActionPoint and the combined company to expand their operations; risks relating to litigation, including litigation over intellectual property rights; general technological and economic factors; and the other risks detailed from time to time in each of ActionPoint's periodic reports and other documents filed with the Securities and Exchange Commission, including, but not limited to, Actionpoint's report on Form 10-K for the fiscal year ended December 31, 2001, quarterly reports on Form 10-Q and current reports on Form 8-K.

Actionpoint and Captiva conference call regarding merger-Q&A discussion

Actionpoint and Captiva participants:

Steve Francis, CEO of Actionpoint

John Finegan, CFO of Actionpoint

Kimra Hawley, chairman of Actionpoint

Reynolds Bish, CEO of Captiva

March 5, 2002

10:00 a.m. MT

Operator: Thank you. Ladies and gentlemen, if you wish to register a question for today's question and answer session, you will need to press the 1, followed by the 4 on your telephone. You will hear a three tone prompt to acknowledge your request. If your question has been answered and you wish to withdraw your polling request, you may do so by pressing the 1, followed by the 3. If you are on a speakerphone, please pick up your handset before entering your request. One moment, please, for the first question. Once again, ladies and gentlemen, if you would like to register a question, please press the 1, followed by the 4 at this time. Our first question comes from Paul Hodann with Premium Securities. Please go ahead. Mr. Hodann, your line is now open for questions. Kate Ardissono with Aon Warranty Group, please go ahead with your question.

Kate Ardissono: Yes, with the merger, I know that Input Accel is going with 4.0 and with the operating systems with IBM, we're on 5.1, which is where we're heading, we've had problems in the past with Captiva. One of the things, is this merger going to improve that communication gap that we're currently experiencing?

S. Francis: As a result of the improved operating efficiencies, one of the things we expect to do is to be able to broaden the reach and responsiveness of the combined engineering organization. So although I'm not familiar with the specifics of the operating system issues you're describing, generally speaking I see our organization as able to better respond on a combined basis to such requirements.

R. Bish: This is Reynolds. Let me add to that by saying that I think it certainly will position the combined company to offer the products as they are today, but perhaps even more tightly integrated. And that should translate, if we do that properly, should translate into a better solution for customers such as yourself.

K. Ardissono: Thank you.

Operator: Michael Kennedy with Image Publishing, please go ahead with your question.

Michael Kennedy: Yes, my question has to do with a statement that was made early in the conference about and end-to-end solution. Does that mean that the existing product lines are going to be changed with a planned development of consolidated product offerings? I have a follow-up to that.

S. Francis: Certainly our intent, and I'll let Reynolds also expand further, is to initially be selling the products together, continuing to enhance the interoperability that the products have today. And that's something that we believe is very straightforward and obvious. As we go further down the road, our goal is to continue to offer both current products to meet current needs, as well as to generate combined offerings that really leverage the capabilities of both companies to do new and better things.

R. Bish: This is Reynolds. Let me add to that by saying that when we talk about providing a better end-to-end solution, it clearly is focused on offering our products and providing the solution, as opposed to us contemplating a significant change to our overall business plan or business model that would result in us becoming something more like and integrator that would actually deploy the products. At the present time, we have no current intention of doing that. So both businesses in the combined entity will continue to focus on our historical channel and delivery strategies.

S. Francis: And your follow-on, Mr. Kennedy?

M. Kennedy: I think the follow-on has pretty much been answered. Pretty much, the follow-on was how do you see in your own vision how that's going to affect your existing dual reseller channels.

S. Francis: Right, so as Reynolds noted, our expectation is to continue to support both direct and indirect sales models and certainly not to change the course from, for example, our recent re-emphasis on channel programs and reseller strategies in the U.S.

M. Kennedy: Thank you.

Operator: Paul Hodann with Premium Securities, please proceed.

Paul Hodann: Yes, I have a question regarding the competition and especially on the European markets. Do you see any further consolidation?

S. Francis: Well I-certainly we're not here talking about future consolidation in our company or space. We're focused on getting this merger to completion and making it work. We have, and Captiva has, partners in Europe. And we, I think, both continue to work with those partners closely. I don't-I guess I'm not sure what consolidation you're referring to but- Reynolds?

R. Bish: Yes, let me try to address that. If you look at the space that we're in, which might broadly be defined as enterprise content management, over the last five years there's been quite a bit of consolidation through merger and acquisition activity. And I think we're seeing perhaps even more of that today than we have in the past. And I think it would be reasonable to expect that to continue in the future, you know, as a general industry trend. Certainly, you know, we have no plans to continue to drive that in any sense whatsoever. We're clearly very focused on putting these two companies together and maintaining the momentum that we have in the marketplace today.

Operator: Does that answer your questions, Mr. Hodann?

P. Hodann: Yes. I have another question and that is, do you see any problems with your product portfolios if they are overlapping in any area?

S. Francis: There is some product overlap. We both sell complete solutions in related markets today. I think one of the things we believe strongly though is that although both products are very suitable for their current markets, that the combination allows even better solutions and even better customer-better satisfies customer needs. So we see as a way to again get some of these efficiencies by, from a product point of view, leveraging the strength of each organization to build a better combination over time.

R. Bish: This is Reynolds. I would add to that by saying that historically, while both products were able to provide both document capture and forms processing capabilities, the practical matter was that ActionPoint's products were being deployed, I would guess, 95 percent plus of the time for document capture applications, whereas with Captiva, it was 95 percent of more forms processing applications. So there was very, very little overlap historically in terms of our efforts. And as a result of that, in the marketplace, we tended to cooperate and work with one another as opposed to competing with one another. And I would expect that to provide some real synergies in the future.

Operator: Are you finished with your questions, Mr. Hodann?

P. Hodann: Yes, thank you very much.

Operator: Thank you. Kenneth Harrell with Pharus Advisor, please go ahead with your question.

Kenneth Harrell: Yes, just one more. It's a really a [unintelligible] question on competition. Do you see-who do you see as your primary competitors and do you have any comment on the ability to sell the deal and how that may affect your business going forward?

K. Hawley: Ken, this is Kimra Hawley. As far as the competition goes, we will continue to see some of the same competitors that we have historically. For example, we've talked on these calls in response to that question in the past about Cofax [sp], a corporation that Dycom [sp] owns that really sells into the document capture space predominantly for lower volume applications. And as we move forward, we expect to continue to see them in some of the deals as we expect to see some of the competitors that Captiva has competed against in some of their deals. However, I think the important point is that, as a result of this merger, the combined company will be really the only provider that can provide both world-class document capture and world-class forms processing solutions. So by significantly broadening our offering, we expect frankly to win more deals than we have in the past.

As far as the Adobe/Axcellio [sp] acquisition, we historically have not seen competition from them. They're really in quite a different space than we are and we don't expect that to change at all.

K. Harrell: Thank you.

Operator: Mark Matheson with Raymond James, please proceed with your question.

Mark Matheson: To follow up on one previous question, could you quantify in 2001, for example, how much of your business was on combined deals?

S. Francis: At this point, we look at that in rough summary but I don't believe that it's appropriate to disclose that number in this call. Generally speaking, we have historically had some and they've been some of our very biggest deals and some very large deals for Captiva, as well. One of the joint customers, Diversified, was quoted in the press release. And it's because of these joint customer experiences and demand and desires that have become evident in those, that it has been clearly one of the contributing factors in us considering and trying to build this complete information capture company.

M. Matheson: Who initiated the deal? What side?

S. Francis: The companies have been in discussion for a period of time, obviously are very aware of each other in the marketplace, been cooperating for a number of years. And I don't think it would really be fair to say that either side initiated the discussions. It just kind of evolved out of our relationship.

R. Bish: Yes, this is Reynolds. I would add that because of the cooperation we have had in the past and because of our awareness of one another from time to time over many years, we have talked to one another about possible transactions and nothing has ever transpired or developed or gotten serious until recently here. And I think we should all be very happy that we were able to put this transaction together.

M. Matheson: Are the 8 million of senior subordinated notes payable, are they included in the 4.3 billion total shares?

J. Finegan: Yes, this is John Finegan. Yes, they are. So the quantity of shares that we have-and we'll have full disclosures in the S-4- statement of course, the proxy statement that comes out later - but it assumes the conversion of debt. So if some debt doesn't convert, there may be fewer number of shares issued; but it assumes they'll all covert.

M. Matheson: If they don't convert, when does the debt become payable?

J. Finegan: Five year notes.

M. Matheson: From starting now?

J. Finegan: From the closure date, I believe.

Man: From approximately, yes.

J. Finegan: So now we expect to close in 60 to 90 days.

M. Matheson: What are the size of outstanding options for both companies?

J. Finegan: Well roughly right now, there is in the neighborhood of-with the re-grants complete from replacing one of the six month plus one day repricing issues, ActionPoint has roughly 2.7 million option shares outstanding. On an as-if converted basis, Captiva will have just over 2.2 million shares that will be assumed.

M. Matheson: Options.

J. Finegan: Options, yes.

M. Matheson: And do you know the rough strike price?

J. Finegan: The ActionPoint options, 1.1 million are at market price as of Friday. The other 1.6 million have a variety of prices, probably averaging in the 4 to 4.50 range. The Captiva options, approximately half of them are at $1.50 roughly and the other half are at market price, our market price of 2.40.

M. Matheson: And these are the option prices on an assumed converted basis?

J. Finegan: These are all-yes, this is all-

Man: --rather than on the-

Man: Exactly.

Man: Captiva underlying-

M. Matheson: Any impact on any tax loss carry-forward on either company?

J. Finegan: Well there likely would be. There will be, by way of the changing control rules and tax loss computations, we'll need to go through what's called a section 382 analysis for both companies. And it may restrict the usage of NOL's and tax credits on a going-forward basis on a per annum basis. So there will be a restriction to the extent that there is-that restriction may limit how much we are able to apply on a year-to-year basis.

M. Matheson: Great, thank you.

Operator: Ron Mishner with M Capital Management, please go ahead with your question.

Ron Mishner: Thank you. A couple of questions. Getting back to the prior gentleman's question, when you talked about a 90 to 180 day lock-up expiration, is that referring to the options or is that just for the total 4.3 million shares that Captiva holders will receive?

J. Finegan: Ron, it's John Finegan. It's referring to affiliates that are locked up on the Captiva side, both options and issued shares.

R. Mishner: How much would it amount to?

J. Finegan: I don't have the exact number handy here so I won't try to quote or guess anything but it's a substantial quantity of the Captiva shares, given that they're privately held and venture backed.

R. Mishner: Which, kind of good news/bad news. You get more float but then you're going to get this huge overhang. What's going to be the offset to that?

J. Finegan: The offset is the combined operating opportunities.

M. Mishner: Right, so in other words, are you suggesting that coming out of the box there is something that would accelerate the earnings right out of the box?

J. Finegan: Well I would just point to the operating results from the past year that we will have- and be able to disclose in the proxy statement. But as Reynolds mentioned, Captiva's revenues were 24 million, which is slightly higher than the ActionPoint revenues. Operating profits were approximately $1 million. We ran at a loss last year in the aggregate. So if you just looked at last year's numbers, it's accretive. Now obviously that's not an indicator of this year and we'll have some deal related costs as part of the close. But we would anticipate that the operating plans of both companies wouldn't dilute the earnings for the combined entity.

R. Bish: This is Reynolds. I would also add that shortly following the close of the transaction, we'll be working with several analysts to hopefully put some reports together and provide some guidance.

M. Mishner: OK, can you talk a little bit more about the history of Captiva, what has been the growth rate and what has been primarily the net income numbers for the last two or three years?

R. bish: It's probably better to defer that to the S-4- where all of that would be laid out in detail. It think it is fair to say that we, very much like ActionPoint, suffered during the 1999 to 2000 period as a result of three factors. One was Y2K, which delayed a number of expenditures in that period. Secondly is the Internet, which was consuming huge bandwidth and making many customers and prospects speculate that paper may be going away and they didn't really have a problem to deal with. And third was that we were in an extremely robust economy in which customers and prospects seemed to be more concerned about growing revenues and managing customer relationships than they were about saving money or reducing costs. And as a result of that, both companies suffered during that period. I think coming out of that, we're well beyond Y2K, the Internet bubble bust and people realized that we offer very viable solutions with hard dollar return on investments and we're in a little softer economy where the cost savings that we typically offer have substantial appeal.

M. Mishner: OK and is this also a question of integrating the two products in a manner that in some way they work-I don't know how to say it but you know, end-to-end doesn't sound right for this issue, but sort of crossing in some way that it makes it easier sales for the combined product as one entity than it was for two as separate entities?

S. Francis: So the two products, as we noted, interoperate today and sometimes the way we think about one of the attributes of Input Accel is as a good platform for doing capture tasks. Captiva has both a platform and specific capabilities in the forms area. And so in cases where we work together, we've used some of the key infrastructure pieces of Input Accels as well as some of the additional key technologies and pieces of Captiva to put together total solutions for customers that want to handle, again, both documents and forms, both unstructured correspondence and more structured things. And so putting them together has already occurred. I think it's mostly a matter of improving that fit and getting some of the synergy because of the many things that we both still do in parallel that we both need to do in order to create solutions for our customers. We also see though the customer requirements and desires. Those two needs, the need for unstructured documents and structured documents, can happen in different parts of the same organization. And companies that are looking to seek a single partner, a single platform, and single product family that they can buy to handle all of their information capture needs and leverage the investments they've made, we also see as a significant attribute and advantage of this combination.

M. Mishner: What's the average asking price for the Captiva products versus ActionPoint? What's the general sales cycle period [unintelligible]

S. Francis: Reynolds, you want to start with Captiva?

R. Bish: Gee, that's a tough question because there's a very broad range of solutions that we offer, all the way from single user product through departmental through enterprise-wide type of deployment. I would say that on average, our typical transaction would have been around $200,000 with about half of that being attributable to software and about half being attributable to services, which would be a combination of maintenance and also professional services to deploy the product at a customer site. That's definitely what you would consider to be the high end of the market, forms processing space. And similarly, I think you would find in the document capture space that, while ActionPoint's average revenue would be lower, that relatively speaking, it's at the high end of that document capture space.

M. Mishner: And sales cycles?

R. Bish: Sales cycle literally is all the way from 30 days to 18 months. And I would guess that an average period would be maybe six to nine.

M. Mishner: Thanks.

Operator: David Mandelbaum with R2K, please go ahead with your question.

David Mandelbaum: Yeah, do you have target dates or time frames for a combined product road map and combined sales and support organizations?

S. Francis: Reynolds?

R. Bish: Oh gee, that's-to date, we have worked on trying to get to the point of signing the definitive agreement. And while we've had some very preliminary discussions about those kinds of issues, it's only now that we've signed the definitive that we have the bandwidth to begin meeting with one another and talking about how we address those issues and what the time schedules might be like. And then, of course, we can't actually implement any of that until after we close the transaction which, as John Finegan said earlier, is probably 60 to 90 days. So as a reseller of both products, I suspect you could expect some guidance in that area probably during the third quarter of this year.

D. Mandelbaum: OK, thank you.

Operator: Ladies and gentlemen, if there are any additional questions, please press the 1, followed by the 4, at this time. Mark Matheson with Raymond James, please go ahead with your follow-up question.

M. Matheson: Do you have a new anticipated stock symbol that you've been thinking about?

R. Bish: This is Reynolds. I believe we reserved CPTV, so CPTV, but I think we need confirmation of that and it certainly would be announcing that at the close.

M. Matheson: Did I miss when you hope to be able to close?

R. Bish: It's within 60 to 90 days and a lot of that is beyond our control in terms of submitting a draft S-4- and joint proxy statement and what kind of response times we get back from the SEC. We'll certainly be endeavoring to do it as quickly as possible.

M. Matheson: Thank you.

Operator: Paul Hodann with Premium Securities, please go ahead with your follow-up question.

P. Hodann: Yes, I have a question regarding advisors. What advisors did the parties use in this transaction?

J. Finegan: The advisors? So from the investment banking side, ActionPoint has a relationship with Pacific Crest Securities and Captiva has with Unterberg Towbin.

P. Hodann: Thank you.

Operator: Michael Kennedy with Image Publishing, please go ahead with your follow-up question.

M. Kennedy: Yes, so what percentage of both company's product installations are currently on federal government sites? And I guess the next-I'll combine the question. How do you see your share of the U.S. federal government market developing along with this merger?

R. Bish: This is Reynolds. Historically speaking, we have typically derived about 10 percent of Captiva's revenues from the government sector. And that would be a combination of both federal, state and local business. I honestly don't know how much of that is specifically allocable to federal government business. And I think it would be dangerous to speculate about how that might develop in the future. Certainly it will continue to be an important vertical market for us.

S. Francis: And our guess, in kind of similar numbers, is historically we've been looking at 15 percent or so in combined federal, state and local with a federal number well under 10 percent of our business. We have some integrator partners who are currently pursing federal business and we continue to look to opportunities there. But I don't think we have any remarkable news to report at this point.

Operator: Mr. Kennedy, does that answer your question?

M. Kennedy: Yes it does. Just that I seem to remember that Captiva had a special division that was focused on federal services. Is that something that you're going to continue for the combined company, in terms of support?

R. Bish: This is Reynolds. You're probably referring to the fact that we had, for a short period of time we had several staff dedicated to the U.S. census project back in the year 2000 and had a number of people in the D.C. area working specifically on that project with the Census Bureau. That project has now been concluded and so in light of that, we have transitioned our federal government business to being pursued in more of a traditional model as opposed to having a dedicated group going after that business.

M. Kennedy: Thanks.

Operator: Mark Matheson with Raymond James, please go ahead.

M. Matheson: Thank you. I didn't hear anything about G&A cost savings. Can you address that issue please?

J. Finegan: This is John. As Reynolds had mentioned with respect to some of the consolidation opportunities within the leverage of sales groups, we just haven't had the opportunity to sit down on a combined basis and work through opportunities for expense planning going forward. You know, we anticipate that there will be some opportunities and to the extent that we can move some costs out of the organization we'll deal with that. But at this point, we just haven't had a chance to refine those.

M. Matheson: OK.

Operator: I am showing no further questions at this time. I'd like to turn the call back over to management for any closing remarks.

S. Francis: Thank you all for participating in the call today. We plan to file our registration statement, as we've noted, on form S-4- to the SEC as soon as practicable. And ActionPoint and Captiva will distribute a joint proxy statement and prospectus to their respective shareholders as soon a possible thereafter. The registration statement and the joint proxy statement prospectus will provide more detail about the merger we talked about today. Should you have questions prior to that time, please feel free to call me, John Finegan, MKR, or Reynolds Bish. Thank you for your attendance today.

Operator: Ladies and gentlemen, that does conclude your conference call for today. We thank you for your participation and ask that you please disconnect your line.

Where You Can Find Additional Information

Investors and security holders of both ActionPoint and Captiva Software Corporation ("Captiva") are urged to read the various filings that have been filed and will be filed with the SEC, including the joint proxy statement/registration statement that is required to be filed with respect to the transaction described above, as the filings will contain important information. Investors and security holders may obtain a free copy of the joint proxy statement/registration statement (when it is available) and other documents filed by ActionPoint and Captiva with the SEC at the SEC's Web site at http://www.sec.gov. The joint proxy statement/registration statement and these other documents may also be obtained free of charge from ActionPoint and Captiva.

In addition to the joint proxy statement/registration statement, ActionPoint files annual, quarterly and other reports, proxy statements and other information with the SEC. You may read and copy any reports statements or other information filed by ActionPoint at the SEC public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549 or at any of the SEC's other public reference rooms in New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. ActionPoint's filings with the SEC are also available to the public from commercial document-retrieval services and at the Web Site maintained by the SEC at http://www.sec.gov.

Participants in Solicitation

ActionPoint, its directors, executive officers and certain other members of ActionPoint's management and employees may be deemed to be participants in the solicitation of proxies from ActionPoint stockholders with respect to the transactions contemplated by the merger agreement. Information regarding the participants is included in ActionPoint's Form 10-K filed with the SEC on April 2, 2001. This document is available free of charge at the SEC's Web site at http://www.sec.gov and from ActionPoint.

Captiva, its directors, executive officers and certain other members of Captiva's management and employees may be deemed to be participants in the solicitation of proxies from Captiva stockholders with respect to the transactions contemplated by the merger agreement. Information regarding the participants may be obtained by calling Rick Russo, the Chief Financial Officer of Captiva, at (858) 320-1001.